Exhibit 99.2

Interim Financial Statements of
(Unaudited)

Acasti pharma inc.

Three-month and nine-month periods ended December 31, 2018 and 2017

Acasti pharma INC.

Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2018 and 2017

Financial Statements
Interim Statements of Financial Position	1
Interim Statements of Earnings and Comprehensive Loss	2
Interim Statements of Changes in Equity	3
Interim Statements of Cash Flows	4
Notes to Interim Financial Statements	5

Acasti pharma INC.

Interim Statements of Financial Position

(Unaudited)

As at December 31, 2018 and March 31, 2018

		December 31, 2018	March 31, 2018
(thousands of Canadian dollars)	Notes	$	$

Assets

Current assets:
Cash and cash equivalents	15	28,893	8,223
Marketable securities	4	16,746	-
Receivables		1,882	759
Other Assets	5	26	104
Prepaid expenses		187	406
Total current assets		47,734	9,492

Marketable securities	4	-	26
Other Assets	5	593	555
Equipment		3,008	2,821
Intangible assets		8,323	10,065

Total assets		59,658	22,959

Liabilities and Equity

Current liabilities:
Trade and other payables		13,853	6,697
Total current liabilities		13,853	6,697

Derivative warrant liabilities	7	13,415	6,426
Unsecured convertible debentures		1,766	1,612
Total liabilities		29,034	14,735

Equity:
Share capital	8	129,302	73,338
Other equity		309	309
Contributed surplus		8,152	6,956
Deficit		(107,139)	(72,379)
Total equity		30,624	8,224

Commitments and contingencies	13
Total liabilities and equity		59,658	22,959

See accompanying notes to unaudited interim financial statements.

Acasti pharma INC.

Interim Statements of Earnings and Comprehensive Loss

(Unaudited)

Three-month and nine-month periods ended December 31, 2018 and 2017

		Three-month periods ended		Nine-month periods ended
		December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
(thousands of Canadian dollars, except per share data)	Notes	$	$	$	$

Research and development expenses, net of government assistance	9	(9,556)	(4,285)	(27,571)	(9,616)
General and administrative expenses		(1,154)	(865)	(3,500)	(2,718)
Loss from operating activities		(10,710)	(5,150)	(31,071)	(12,334)

Financial income (expenses)	10	6,100	(929)	(3,689)	(1,030)

Net loss and total comprehensive loss		(4,610)	(6,079)	(34,760)	(13,364)

Basic and diluted loss per share		(0.07)	(0.40)	(0.75)	(0.90)

Weighted average number of shares outstanding		70,824,829	15,234,206	46,488,330	14,890,490

See accompanying notes to unaudited interim financial statements

Acasti pharma INC.

Interim Statements of Changes of Equity

(Unaudited)

Nine-month periods ended December 31, 2018 and 2017
		Share capital		Other	Contributed
	Notes	Number	Dollar	equity	surplus	Deficit	Total
(thousands of Canadian dollars)			$	$	$	$	$

Balance, March 31, 2018		25,638,215	73,338	309	6,956	(72,379)	8,224

Net loss and total comprehensive loss for the period		-	-	-	-	(34,760)	(34,760)
		25,638,215	73,338	309	6,956	(107,139)	(26,536)
Transactions with owners, recorded directly in equity
Contributions by and distributions to equity holders
Public offering	8(a,b)	51,612,000	54,111	-	283	-	54,394
Warrants exercised	8(e)	772,474	1,733	-	-	-	1,733
Share-based payment transactions	11	-	-	-	913	-	913
Issuance of shares for payment of interest on convertible debentures	8(b)	105,878	120	-	-	-	120
Total contributions by and distributions to equity holders		52,490,352	55,964	-	1,196	-	57,160
Balance at December 31, 2018		78,128,567	129,302	309	8,152	(107,139)	30,624

		Share capital		Other	Contributed
	Notes	Number	Dollar	equity	surplus	Deficit	Total
(thousands of Canadian dollars)			$	$	$	$	$

Balance, March 31, 2017		14,702,556	66,576	309	5,693	(50,875)	21,703

Net loss and total comprehensive loss for the period		-	-	-	-	(13,364)	(13,364)
		14,702,556	66,576	309	5,693	(64,239)	8,339
Transactions with owners, recorded directly in equity
Contributions by and distributions to equity holders
Public offering	8	9,900,990	5,346	-	406	-	5,752
Warrants exercised		178,721	456	-	(72)	-	384
Share-based payment transactions	11	-	-	-	661	-	661
Issuance of shares for payment of interest on convertible debentures	8(a)	56,164	97	-	-	-	97
Total contributions by and distributions to equity holders		10,135,875	5,899	-	995	-	6,894
Balance at December 31, 2017		24,838,431	72,475	309	6,688	(64,239)	15,233

See accompanying notes to unaudited interim financial statements.

Acasti pharma INC.

Interim Statements of Cash Flows

(Unaudited)

Three-month and nine-month periods ended December 31, 2018 and 2017

		Three-month periods ended		Nine-month periods ended
		December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
(thousands of Canadian dollars)	Notes	$	$	$	$

Cash flows used in operating activities:
Net loss for the period		(4,610)	(6,079)	(34,760)	(13,364)
Adjustments:
Amortization of intangible assets		581	581	1,742	1,742
Depreciation of equipment		142	90	354	263
Stock-based compensation	11	336	330	913	661
Financial (income) expenses	10	(6,100)	929	3,689	1,030
Realized foreign exchange (loss) gain		(288)	103	(238)	156
		(9,939)	(4,046)	(28,300)	(9,512)
Changes in non-cash operating items	12	(27)	(405)	6,154	1,355
Net cash used in operating activities		(9,966)	(4,451)	(22,146)	(8,157)

Cash flows from (used in) investing activities:
Interest received		84	9	164	39
Acquisition of marketable securities		(16,720)	-	(16,720)	-
Acquisition of equipment	12	(184)	(140)	(728)	(327)
Net cash used in investing activities		(16,820)	(131)	(17,284)	(288)

Cash flows from (used in) financing activities:
Gross proceeds from public offerings	8 (a,b,c)	52,351	12,642	63,858	12,642
Payment of public offerings transaction costs	8 (a,b,c)	(4,327)	(1,161)	(5,521)	(1,542)
Proceeds from exercise of warrants		1,011	384	1,011	384
Payment of private placement transaction costs		-	-	-	(40)
Interest paid		(1)	(1)	(3)	(2)
Net cash from financing activities		49,034	11,864	59,345	11,442

Foreign exchange gain (loss) on cash and cash equivalents held in foreign currencies		676	(136)	755	(294)
Net increase in cash and cash equivalents		22,924	7,146	20,670	2,703

Cash and cash equivalents, beginning of period		5,969	5,329	8,223	9,772
Cash and cash equivalents, end of period		28,893	12,475	28,893	12,475

Cash and cash equivalents is comprised of:
Cash		3,371	988	3,371	988
Cash equivalents		25,522	11,487	25,522	11,487

See accompanying notes to unaudited interim financial statements.

Acasti pharma INC.

Notes to Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2018 and 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

(a)	Reporting entity:

Acasti Pharma Inc. (“Acasti” or the “Corporation”) is incorporated under the Business Corporations Act (Québec. The Corporation is domiciled in Canada and its registered office is located at 545, Promenade du Centropolis, Laval, Québec, H7T 0A3. Neptune Technologies (“Neptune”), Acasti’s former parent company, owned approximately 6.5% of the issued and outstanding Class A shares (“Common Shares”) of the Corporation as at December 31, 2018. Neptune’s ownership reduced below a control position to following Acasti’s U.S. public financing activities in December 2017 and January 2018.

The Corporation is subject to a number of risks associated with its ongoing priorities, including the conduct of its clinical program and its results, the establishment of strategic alliances and the development of new pharmaceutical products and their marketing. The Corporation also knows that its current product in development requires approval from the U.S Food and Drug Administration and equivalent regulatory organizations in other countries before their sale can be authorized. Certain risks have been reduced for the longer term with the outcome of the Corporation’s actions, including its intellectual property strategy execution with filed patent applications in more than 20 jurisdictions, with more than 20 issued patents and with numerous additional patent applications pending. Based on this expanding intellectual property portfolio, the Corporation believes CaPre will be covered upon expiration of the license from Neptune and the related patents. This worldwide amended and royalty-free license continues to provide the Corporation with the exclusive right to the applicable intellectual property for the development and commercialization of CaPre and the Corporation’s novel and active pharmaceutical ingredients for use in pharmaceutical and medical food applications in the cardiometabolic field. The Corporation believes that its own expanding intellectual property patent portfolio will cover CaPre, and potentially valuable line extension and market expansion opportunities upon the expiration of this license.

The Corporation has incurred significant operating losses and negative cash flows from operations since inception. To date, the Corporation has financed its operations through the public offering and private placement of Common Shares, units consisting of Common Shares and warrants and convertible debt, the proceeds from research grants and research tax credits, and the exercises of warrants, rights and options. To achieve the objectives of its business plan, Acasti plans to raise the necessary funds through additional securities offerings and the establishment of strategic alliances as well as additional research grants and research tax credits. The ability of the Corporation to complete the needed financing and ultimately achieve profitable operations is dependent on a number of factors outside of the Corporation’s control.

(b)	Basis of preparation:

(a)	Statement of compliance:

These interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) and on a basis consistent with those accounting policies followed by the Corporation and disclosed in note 3 of its most recent audited annual financial statements. Certain information, in particular the accompanying notes, normally included in the annual financial statements prepared in accordance with IFRS has been omitted or condensed. Accordingly, the condensed interim financial statements do not include all of the information required for full annual financial statements, and therefore, should be read in conjunction with the audited financial statements and the notes thereto for the year ended March 31, 2018.

The financial statements were authorized for issue by the Board of Directors on February 14, 2019.

(b)	Basis of measurement:

The financial statements have been prepared on the historical cost basis, except for:

•	Stock-based compensation which is measured pursuant to IFRS 2, Share-based payments (note 11); and,
•	Derivative warrant liabilities measured at fair value on a recurring basis (note 7).

Acasti pharma INC.

Notes to Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2018 and 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

2.	Basis of preparation (continued):

(c)	Going concern uncertainty:

The Corporation has incurred operating losses and negative cash flows from operations since inception. The Corporation’s current assets of $47.7 million as at December 31, 2018 include cash and cash equivalents and marketable securities totalling $45.6 million, mainly generated by the net proceeds from the recent Public Offerings. The Corporation’s current liabilities total $13.9 million at December 31, 2018 and are comprised primarily of amounts due to or accrued for creditors. Following the October 2018 financings the Corporation expects that the total of the funds raised will be able to fund the completion of the TRILOGY phase 3 clinical trials. Management projects that additional funds will be needed in the future for activities necessary to prepare for commercial launch, including the scale up of our manufacturing operations, the completion of the potential regulatory (NDA) submission package (assuming positive Phase 3 clinical results), and the expansion of business development and US commercial launch activities. The Corporation is working towards development of strategic partner relationships, as well as actively seeking additional non-dilutive funds in the future, but there can be no assurance as to when or whether Acasti will complete any strategic collaborations or succeed in identifying non-dilutive funding sources. Consequently, the Corporation may need to raise additional equity capital in the future to fund these activities. In particular, raising additional capital is subject to market conditions and is not within the Corporation’s control. If the Corporation does not raise additional funds or find one or more strategic partners, it may not be able to realize its assets and discharge its liabilities in the normal course of business. As a result, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business.

The financial statements have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.  These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported expenses that may be necessary if the going concern basis was not appropriate for these financial statements. If the Corporation was unable to continue as a going concern, material write-downs to the carrying values of the Corporation’s assets, including the intangible asset, could be required.

(d)	Functional and presentation currency:

These financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

(e)	Use of estimates and judgments:

The preparation of the financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the following:

•	Identification of triggering events indicating that the intangible assets might be impaired.
•	The use of the going concern basis of preparation of the financial statements. At the end of each reporting period, management assesses the basis of preparation of the financial statements (note 2(c)).

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Determination of the recoverable amount of the Corporation’s cash generating unit (“CGU”).
•	Measurement of derivative warrant liabilities (note 7) and share-based payments (note 11).

Also, management uses judgment to determine which research and development (“R&D”) expenses qualify for R&D tax credits and in what amounts. The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized. Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

Acasti pharma INC.

Notes to Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2018 and 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

3.	Significant accounting policies:

The accounting policies and basis of measurement applied in these interim financial statements are the same as those applied by the Corporation in its financial statements for the year ended March 31, 2018 and include the new standards, and amendments to standards, which are effective for the period beginning on April 1, 2018 and have been adopted by the Corporation.

New standards and interpretations:

(i)       Financial instruments:

On July 24, 2014, the International Accounting Standards Board (“IASB”) issued the final version of IFRS 9, Financial Instruments, replacing IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 introduces a revised approach for the classification of financial assets based on how an entity manages financial assets and the characteristics of the contractual cash flows of the financial assets replacing the multiple rules in IAS 39. Most of the requirements in IAS 39 for classification and measurement of financial liabilities have been carried forward in IFRS 9. IFRS 9 also introduces a new hedge accounting model that is more closely aligned with risk-management activities and a new expected credit loss model for calculating impairment on financial assets replacing the incurred loss model in IAS 39. The Corporation assessed the impact of the adoption of IFRS 9 on its financial statements, and determined there was no material impact. The Corporation does not apply hedge accounting.

(ii)       Amendments to IFRS 2 – Classification and Measurement of Share-Based Payment Transactions:

On June 20, 2016, the IASB issued amendments to IFRS 2, Share-Based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments apply for annual periods beginning on or after January 1, 2018. Earlier application is permitted. As a practical simplification, the amendments can be applied prospectively. Retrospective, or early application is permitted if information is available without the use of hindsight. The amendments provide requirements on the accounting for: the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; share-based payment transactions with a net settlement feature for withholding tax obligations; and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The Corporation assessed the impact of the adoption of IFRS 2 on its financial statements, and determined that there was no material impact.

New standards and interpretations not yet adopted:

The following accounting standards, interpretations and amendments to existing standards were issued by the International Accounting Standards Board (“IASB”) or the IFRS Interpretations Committee (IFRIC) that are mandatory but not yet effective for the period ended December 31, 2018 which have a material impact on the disclosures, the financial position or results of operations of the Corporation. The Corporation intends to adopt these standards when they become effective.

(iii)	Leases – IFRS 16

IFRS 16, Leases (“IFRS 16”) In January 2016, the IASB issued IFRS 16, a new standard that replaces IAS 17, Leases. IFRS 16 is a major revision of the way in which companies account for leases and will no longer permit off balance sheet leases. Adoption of IFRS 16 is mandatory and will be effective for the Corporation’s fiscal year beginning on or after January 1, 2019. The Corporation is assessing the impact of adoption of IFRS 16, and currently there is only one lease that will be impacted by this new standard at a minimal impact. The Corporation does not intend to early adopt this standard in its financial statements.

Acasti pharma INC.

Notes to Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2018 and 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

4.	Marketable Securities

The Company holds various marketable securities with maturities greater than 90 days at the time of purchase as follows:

	December 31, 2018	March 31, 2018
	$	$

Term deposits issued in US currency [US $3,020], earning interest at rates ranging from 2.23% to 2.34% and maturing on various dates from January 16, 2019 to March 13, 2019	4,118	26

Term deposit issued in CAD currency earning interest at 2.11% and maturing on February 4, 2019	2,000	-

Commercial paper issued in CAD currency, earning interest at 1.96% and maturing on February 15, 2019	2,982	-

Treasury bills issued in CAD currency earning interest at rates ranging from 1.86% to 1.90% and maturing on various dates from March 20, 2019 to July 25, 2019	7,646	-
	16,746	26

Current marketable securities	16,746	-
Marketable securities	-	26

5.	Other Assets:

During the nine-month period ended December 31, 2018, the Corporation owned a reserve of krill oil in which amounts are expensed as it is being used. The following table summarizes information regarding activities of amounts of the krill oil usage in the R&D production processes and for NKPL66 manufacturing for the nine-month periods ended (see note 6 (a)):

	December 31, 2018	December 31, 2017
	$	$
Balance – beginning of period	659	-
Purchased	53	970
Used	(93)	(49)
Balance – end of period	619	921

Current other asset	26	416
Other asset	593	505

Acasti pharma INC.

Notes to Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2018 and 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

6.	Related Parties:

(a)	Administrative and research and development expenses:

The Corporation has significantly reduced its reliance on the support of Neptune for a portion of its general and administrative needs; however, it will continue to utilize their IT support and accounting system for the near term.

During the three-month and nine-month periods ended December 31, 2018 and 2017 the Corporation was charged by Neptune for the purchase of research supplies, for certain costs incurred by Neptune for the benefit of the Corporation and for a shared service agreement as follows:

	Three-month periods ended		Nine-month periods ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
	$	$	$	$

Research and development expenses
Supplies and incremental costs	-	1	-	7
Shared service agreement	-	-	-	20
	-	1	-	27

General and administrative expenses
Supplies and incremental costs	61	65	172	173
Shared service agreement	7	19	26	107
	68	84	198	280
	68	85	198	307

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Neptune provides Acasti with the services of personnel for certain administrative work as part of a shared service agreement. The employees’ salaries and benefits are charged proportionally to the time allocation agreed upon within the shared service agreement. Effective September 30, 2017, the laboratory support, the corporate affairs and the public company reporting services previously provided by Neptune as part of the shared service agreement were discontinued. The Corporation is now incurring incremental costs and expects to do so in the future, partially offset by reduced shared service fees. The account payable to Neptune amounted to $43 and $29 at December 31, 2018 and 2017, respectively and is non-interest bearing and has no specified maturity date. These charges do not represent all charges incurred by Neptune that may have benefited the Corporation. Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur, should it not receive these services or benefits through the shared resources of Neptune.

Historically, Neptune has provided the Corporation with the raw krill oil needed to produce CaPre for Acasti’s clinical programs, including all of the raw krill oil projected as needed for its Phase 3 clinical study program. However, Neptune discontinued its krill oil production and sold its krill oil inventory to Aker on August 7, 2017. The Corporation is continually evaluating alternative suppliers of raw krill oil. At December 31, 2018, a reserve of raw krill oil was still stored at Neptune’s facility (see note 5).

Acasti pharma INC.

Notes to Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2018 and 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

6.	Related Parties (continued):

(b)	Key management personnel compensation:

The key management personnel are the officers of the Corporation and the members of the Board of Directors of the Corporation. They control in the aggregate less than 1% of the voting shares of the Corporation (1% at December 31, 2017).

Key management personnel compensation includes the following for the three-month and nine-month periods ended December 31, 2018 and 2017:

	Three-month periods ended		Nine-month periods ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
	$	$	$	$

Compensation	405	359	1,239	1,064
Share-based compensation costs	340	300	820	586
	745	659	2,059	1,650

7.	Derivative Warrant Liabilities:

The warrants issued as part of the public offering of units composed of Common Share and Common Share purchase warrants on both May 9, 2018 and May 14, 2018 (see note 8) are derivative liabilities (“Derivative Warrant Liabilities”) given the warrant indenture contains certain contingent provisions that allow for cash settlement.

The warrants issued as part of a public offering of units composed of Common Shares and Common Share purchase warrants on both December 27, 2017 and December 3, 2013 are derivative liabilities given the currency of the exercise price is different from the Corporation’s functional currency.

The derivative warrant liabilities are measured at fair value at every reporting period and the reconciliation of changes in fair value for the nine-month periods ended December 31, 2018 and 2017 is presented in the following table:

	Nine-month periods ended
	Warrant liabilities issued May 2018		Warrant liabilities issued December 27, 2017		Warrant liabilities issued December 3, 2013[1]
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
	$	$	$	$	$	$
Balance – beginning of period	-	-	6,405	-	21	209
Issued during period	4,272	-	-	5,873	-	-
Exercised during period	(722)	-	-	-	-	-
Change in fair value of derivative warrant liabilities	3,401	-	59	(253)	(21)	(195)
Balance – end of period	6,951	-	6,464	5,620	-	14

Fair value per share issuable	0.68	-	0.66	0.57	-	0.01

(1)	In order to obtain one Common Share, 10 warrants must be exercised. All unexercised warrants expired on December 3, 2018.

Acasti pharma INC.

Notes to Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2018 and 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

7.	Derivative Warrant Liabilities (continued):

The fair value of the derivative warrant liabilities per share issuable was estimated using the Black-Scholes option pricing model and based on the following assumptions:

	Warrant liabilities issued May 2018		Warrant liabilities issued December 27, 2017		Warrant liabilities issued December 3, 2013 [1]
	December 31, 2018	March 31, 2018	December 31, 2018	March 31, 2018	December 31, 2018	March 31, 2018
Exercise price	$1.31	-	US $1.26	US $1.26	-	US $1.50
Share price	$1.14	-	US $0.83	US $1.02	-	US $1.02
Risk-free interest	1.88%	-	2.51%	2.56%	-	2.19%
Estimated life	4.36 years	-	3.99 years	4.75 years	-	0.68 years
Expected volatility	96.43%	-	104.36%	95.15%	-	133.86%

(1)	In order to obtain one Common Share, 10 warrants must be exercised. All unexercised warrants expired on December 3, 2018.

8.	Capital and Other Components of Equity:

(a)	Public Offerings – October 2018:

On October 9, 2018, the Company closed a U.S. public offering of 16,600,000 Common Shares at a price of US$1.00 per share. In addition, the underwriters fully exercised their over-allotment option to purchase 2,490,000 additional Common Shares at the same public offering price. This offering generated gross proceeds of $24.7 million (US$19.1 million), which resulted in net proceeds to the Company of $22.5 million (US$17.4 million) and a total of 19,090,000 Common Shares issued.

On October 23, 2018, the Company closed a Canadian public offering of 18,750,000 Common Shares at a price of $1.28 per share. In addition, the underwriters fully exercised their over-allotment option to purchase 2,812,500 additional Common Shares at the same public offering price. This offering generated gross proceeds of $27.6 million, which resulted in net proceeds to the Company of approximately $25.4 million and a total of 21,562,500 Common Shares issued.

(b)	Public Offering – May 2018:

On May 9, 2018 the Corporation closed a Canadian public offering issuing 9,530,000 units of Acasti (“Units”) at a price of $1.05 per Unit for gross proceeds of $10 million. The units issued consist of 9,530,000 Common Shares and 9,530,000 Warrants. Each Warrant entitles the holder thereof to acquire one Common Share of the Corporation at an exercise price of $1.31 at any time until May 9, 2023.

On May 14, 2018, the underwriters exercised their over-allotment option by purchasing an additional 1,429,500 units at a price of $1.05 per Unit, for additional gross proceeds of $1.5 million. The units issued consist of 1,429,500 Common Shares and 1,429,500 warrants. Each Warrant entitles the holder thereof to acquire one Common Share of the Corporation at an exercise price of $1.31 at any time until May 9, 2023.

The warrant component of these Units are Derivative Warrant Liabilities for accounting purposes due to the warrant agreement, which contains certain contingent provisions that allow for cash settlement. The proceeds of the offering are required to be split between the Derivative Warrant Liabilities and the equity-classified Common shares at the time of issuance of the Units. The fair value of the Derivative Warrant Liabilities at the time of issuance was determined to be $4.3 million and the residual of the proceeds of $6.2 million was allocated to the Common Shares. Issuance costs related to this transaction totaled approximately $1.8 million and have been allocated between the Derivative Warrant Liabilities and Common shares based on relative value. Resulting from this allocation, $0.7 million has been allocated to the Derivative Warrant Liability and is recognized in finance costs in the Statements of Earnings and Comprehensive Loss, whereas the remaining portion of $1.1 million in issuance costs was allocated to the Common Shares and recognized as a reduction to share capital, in the Statements of Financial Position.

Acasti pharma INC.

Notes to Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2018 and 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

8.	Capital and Other Components of Equity (continued):

(b)	Public Offering – May 2018 (continued):

The fair value of the public offering warrants at issuance was estimated according to the Black-Scholes option pricing model and based on the following weighted average assumptions:

May 2018
Exercise price	$1.31
Share price	$0.82
Risk-free interest	2.21%
Estimated life	5 years
Expected volatility	87.40%

The weighted average fair value of the public offering warrants issued in May 2018 was determined to be $0.39 per warrant. Changes in the subsequent measurement of fair value of the Warrants are recognized in financial expenses.

As part of the transaction, the Company also issued broker warrants to purchase up to 547,975 Common Shares. Each broker warrant entitles the holder thereof to acquire one Common Share of the Corporation at an exercise price of $1.05, at any time until May 9, 2023. The broker warrants are considered for compensation to non-employees under IFRS 2, as stock-based compensation, and are accounted for at fair value at issuance date and not subsequently revalued. To determine the fair value of these broker warrants, the Black-Scholes pricing model was used based on the following assumptions:

May 2018
Exercise price	$1.05
Share price	$0.81
Risk-free interest	2.20%
Estimated life	5 years
Expected volatility	87.40%

The total value associated with the broker warrants amounted to $283 and was recorded in contributed surplus.

(c)	Public Offering – December 2017:

On December 27, 2017, the Corporation closed a U.S. public offering issuing 9,900,990 units of Acasti at a price of US$1.01 per Unit for gross proceeds of $12.6 million (US$10 million). The units issued consist of 9,900,990 Common Shares and 8,910,891 warrants with the right to purchase one Common Share of Acasti. As part of this closing, the underwriters’ also partially exercised for nil consideration the over-allotment option for warrants, which were issued for a right to purchase 892,044 Common Shares at an exercise price of US$1.26.

The Warrants forming part of the Units are Derivative Warrant Liabilities for accounting purposes due to the currency of the exercise price being different from the Corporation’s functional currency. The proceeds of the offering are required to be split between the Derivative Warrant Liabilities and the equity-classified Common Share at the time of issuance of the Units. The fair value of the Derivative Warrant Liabilities at the time of issuance was determined to be $5.9 million and the residual of the proceeds was allocated to the Common Shares. Total issuance costs related to this transaction totaled approximately $2.5 million. The issuance costs have been allocated between the Warrants and Common Shares based on relative value. The portion allocated to the Warrants was recognized in finance costs in the Interim Statements of Earnings and Comprehensive Loss, whereas the portion allocated to Common Shares was recognized as a reduction to share capital, in the Interim Statements of Financial Position.

The fair value of the public offering Warrants at issuance was estimated according to the Black-Scholes option pricing model and based on the following assumptions:

Acasti pharma INC.

Notes to Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2018 and 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

8.	Capital and Other Components of Equity (continued):

(c)	Public Offering – December 2017 (continued):

December 27, 2017
Exercise price	US $1.26
Share price	US $0.97
Risk-free interest	2.22%
Estimated life	5 years
Expected volatility	93.5%

The fair value of the public offering Warrants issued was determined to be $0.60 per warrant as at December 27, 2017. Changes in the fair value of the Warrants are recognized in finance income or expenses.

As part of the transaction, the Company also issued broker warrants to purchase up to 495,050 Common Shares. Each broker warrant entitles the holder thereof to acquire one Common Share of the Corporation at an exercise price of US$1.2625, at any time until December 27, 2022. The broker warrants are considered for compensation to non-employees under IFRS 2, stock-based compensation, and are accounted for at fair value. To determine the fair value of the Broker Warrants, the Black-Scholes pricing model was used based on the following assumptions:

December 27, 2017
Exercise price	US $1.2625
Share price	US $0.97
Risk-free interest	2.22%
Estimated life	5 years
Expected volatility	93.5%

The total cost associated with the broker warrants amounted to $406 and was allocated to contributed surplus.

(d)	Issuance of shares:

The following table summarizes the shares issued to settle the payment of accrued interest on the unsecured convertible debentures with the corresponding amount recorded to share capital.

Accrued interest as at	Share issuance date	Number of shares	Amount $

March 31, 2017	April 7, 2017	9,496	17
June 30, 2017	August 15, 2017	23,885	40
September 30, 2017	December 27, 2017	22,783	40
December 31, 2017	March 27, 2018	33,605	40
March 31, 2018	June 6, 2018	30,348	40
June 30, 2018	August 21, 2018	51,807	40
September 30, 2018	October 31, 2018	23,723	40
		195,647	257

Acasti pharma INC.

Notes to Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2018 and 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

8.	Capital and Other Components of Equity (continued):

(e)	Warrants:

The warrants of the Corporation are composed of the following as at December 31, 2018 and March 31, 2018:

	December 31, 2018		March 31, 2018
	Number outstanding	Amount	Number outstanding	Amount
		$		$
Liability
May 2018 Public offering
Warrants 2018 (i)	10,188,100	6,951	-	-
Series December 2017 US Public offering
Warrants 2017 (ii)	9,801,861	6,464	9,802,935	6,405
Series 8 Public offering
Warrants December 2013 (iii)	-	-	18,400,000	21
	19,989,961	13,415	28,202,935	6,426
Equity
Public offering warrants
Public offering broker warrants May 2018(iv)	547,975	283	-	-
Public offering U.S. broker warrants December 2017 (v)	495,050	406	495,050	406
Public offering warrants February 2017 (vi)	1,904,034	-	1,904,034	-
Private Placement – contingent warrants
2017 unsecured convertible debenture conversion option and contingent warrants (vii)	1,052,630	309	1,052,630	309
Series 9 Private Placement warrants 2013 (viii)	-	-	161,654	-
	3,999,689	998	3,613,368	715

(i)	Warrant to acquire one Common Share of the Corporation at an exercise price of $1.31, expiring on May 9, 2023.
(ii)	Warrant to acquire one Common Share of the Corporation at an exercise price of US$1.26, expiring on December 27, 2022.
(iii)	In order to obtain one Common Share of the Corporation at an exercise price of US$15.00, 10 warrants must be exercised. Warrants expired on December 3, 2018.
(iv)	Warrant to acquire one Common Share of the Corporation at an exercise price of $1.05, expiring on May 9, 2023.
(v)	Warrant to acquire one Common Share of the Corporation at an exercise price of US$1.2625, expiring on December 27, 2022.
(vi)	Warrant to acquire one Common Share of the Corporation at an exercise price of $2.15, expiring on February 21, 2022.
(vii)	Warrant to acquire one Common Share of the Corporation at an exercise price of $1.90 expiring on February 21, 2020, net of deferred tax expense of $129. Exercisable only for any portion of or all debentures paid by the Corporation prior to maturity.
(viii)	Warrant to acquire one Common Share of the Corporation at an exercise price of $13.30, expired on December 3, 2018.

Warrants exercise:

During the three-month and nine-month periods ended December 31, 2018, 771,400 warrants offered as part of the May 2018 public offering were exercised at an exercise price of $1.31 per Common Share of the Company, resulting in $1.0 million of cash proceeds. In addition, 4,455 warrants offered as part of the December 2017 U.S. public offering were exercised in a cashless manner to acquire 1,074 Common Shares of the Company.  A total of 772,474 Common Shares were issued as a result of 775,855 warrants being exercised.

During the three-month and nine-month periods ended December 31, 2017, 178,721 warrants offered as part of the February 2017 public offering were exercised at an exercise price of $2.15 per Common Share of the Company, resulting in $384 of cash proceeds

Acasti pharma INC.

Notes to Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2018 and 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

9.	Government Assistance:

	Three-month periods ended		Nine-month periods ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
	$	$	$	$

Investment tax credit	110	24	290	83
Government grant	-	-	5	1
	110	24	295	84

Government assistance is comprised of research and development investment tax credits receivable from the provincial government which relate to qualifiable research and development expenditures under the applicable tax laws. The amounts recorded as receivables are subject to a government tax audit and the final amounts received may differ from those recorded.

10.	Financial Income (Expenses):

	Three-month periods ended		Nine-month periods ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
	$	$	$	$

Interest Income	203	9	281	39
Foreign exchange gain (loss)	269	(33)	398	(138)
Interest payable on convertible debenture	(40)	(40)	(120)	(121)
Accretion of interest on convertible debenture	(52)	(52)	(155)	(155)
Transaction costs related to issuance of derivative warrant liabilities	-	(1,101)	(653)	(1,101)
Change in fair value of derivative warrant liabilities	5,719	291	(3,439)	449
Other charges	1	(3)	(1)	(3)

Financial income (expenses)	6,100	(929)	(3,689)	(1,030)

Acasti pharma INC.

Notes to Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2018 and 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

11.	Share-Based Payment:

At December 31, 2018 the Corporation has the following share-based payment arrangements:

Corporation stock option plan:

The Corporation has in place a stock option plan for directors, officers, employees and consultants of the Corporation (“Stock Option Plan”). An amendment of the Plan was approved by shareholders on August 28, 2018. The amendment provides for an increase to the existing limits for Common Shares reserved for issuance under the Stock Option Plan as well as certain changes to the minimum vesting period applicable to options granted to directors and employees under the Stock Option Plan. The plan continues to provide for the granting of options to purchase Common Shares. The exercise price of the stock options granted under this amended plan is not lower than the closing price of the shares listed on the TSXV at the close of markets the day preceding the grant. The maximum number of Common Shares that may be issued upon exercise of options granted under the amended Stock Option Plan was increased from 2,940,511, representing 20% of the issued and outstanding Common Shares of the Company as of March 31, 2017, to 5,494,209 representing 15% of the issued and outstanding Common Shares of the Company as of June 27, 2018. The terms and conditions for acquiring and exercising options are set by the Corporation’s Board of Directors, subject among others, to the following limitations: the term of the options cannot exceed ten years and (i) all options granted to a director will be vested evenly on a quarterly basis over a period of at least eighteen (18) months, and (ii) all options granted to an employee will be vested evenly on a quarterly basis over a period of at least thirty-six (36) months.

The total number of shares issued to any one consultant within any twelve-month period cannot exceed 2% of the Corporation’s total issued and outstanding shares (on a non-diluted basis). The Corporation is not authorized to grant within any twelve-month period such number of options under the stock option plan that could result in a number of Common Shares issuable pursuant to options granted to (a) related persons exceeding 2% of the Corporation’s issued and outstanding Common Shares (on a non-diluted basis) on the date an option is granted, or (b) any one eligible person in a twelve-month period exceeding 2% of the Corporation’s issued and outstanding Common Shares (on a non-diluted basis) on the date an option is granted.

The following table summarizes information about activities within the stock option plan for the nine-month periods ended:

	December 31, 2018		December 31, 2017
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	$		$
Outstanding at beginning of period	1.81	2,284,388	2.58	1,424,788
Granted	0.77	2,173,523	1.75	1,121,500
Forfeited	2.05	(207,900)	2.16	(99,000)
Expired	-	-	20.82	(51,500)
Outstanding at end of period	1.27	4,250,011	1.82	2,395,788

Exercisable at end of period	1.67	1,283,266	2.09	450,430

The grant date fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the nine-month periods ended:

	December 31, 2018	December 31, 2017

Exercise price	$0.77	$1.75
Share price	$0.73	$1.75
Risk-free interest	2.10%	1.21%
Estimated life	5.78 years	5.89 years
Expected volatility	85.35%	82.4%

Acasti pharma INC.

Notes to Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2018 and 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

11.	Share-Based Payment (continued):

The weighted average grant date fair value of the options granted to employees and directors during the nine-month period ended December 31, 2018 was $0.51 (nine-month period ended December 31, 2017 - $1.22) and no options were granted to consultants. For the three-month and nine-month periods ended December 31, 2018 the Corporation recognized stock-based compensation under this plan in the amount of $336 and $913, respectively (three-month and nine-month periods ended December 31, 2017 - $330 and $661 respectively).

Share-based payment transactions:

The fair value of share-based payment transactions is measured using the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility), weighted average expected life of the instruments (based on historical experience and general option holder behaviour unless no entity-specific information exists in which case the average of the vesting and contractual periods is used), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

12.	Supplemental Cash Flow Disclosure:

(a)	Changes in non-cash operating items:

	Three-month periods ended		Nine-month periods ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
	$	$	$	$
Receivables	(710)	(135)	(1,123)	(172)
Prepaid expenses	7	56	219	80
Other Assets	(1)	(451)	40	(921)
Trade and other payables	677	125	7,018	2,368
	(27)	(405)	6,154	1,355

(b)	Non-cash transactions:

	Three-month periods ended		Nine-month periods ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
	$	$	$	$
Equity settled share-based payment included in equity	40	-	120	-
Equipment included in trade and other payables	28	218	28	218
Interest payable included in trade and other payables	40	40	40	40

Acasti pharma INC.

Notes to Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2018 and 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

13.	Commitments and Contingencies:

Research and development contracts and contract research organizations agreements:

The Company utilizes contract manufacturing organizations related to the development and production of clinical material and clinical research organizations to perform services related to the Company’s clinical trials. Pursuant to these agreements with manufacturing and contract research organizations, the Company has the right to terminate the agreements either without penalties or under certain penalty conditions. For agreements which contain penalty conditions, the Company would be required to pay penalties of approximately $142.

During Fiscal 2018, the Company entered into a lease agreement, for its research and development and quality control laboratory facility located in Sherbrooke, Québec, resulting in a commitment of $99 over the remaining lease term. An amount of $79 is committed in the next year, with a remaining committed amount of $20 over the second year of the lease.

Contingencies:

A former CEO of the Corporation is claiming the payment of approximately $8.5 million and the issuance of equity instruments as severance entitlements under his employment contract from the Neptune group (including Acasti). The Corporation’s management intends to vigorously defend against this claim and, as it believes that it is not valid, no provision has been recognized. The Neptune group (including Acasti) has filed a claim to recover certain amounts from the former officer. All outstanding share-based payments held by the former CEO have been cancelled during the year ended February 28, 2015. A trial date is currently scheduled for hearing in May and June 2019.

The Corporation is also involved in other matters arising in the ordinary course of its business. Since management believes that all related claims are not valid and it is presently not possible to determine the outcome of these matters, no provisions have been made in the financial statements for their ultimate resolution beyond the amounts incurred and recorded for such matters. The resolution of such matters could have an effect on the Corporation’s financial statements in the year that a determination is made, however, in management’s opinion, the final resolution of all such matters is not projected to have a material adverse effect on the Corporation’s financial position.

14.	Determination of Fair Values:

Certain of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Financial assets and liabilities:

In establishing fair value, the Corporation uses a fair value hierarchy based on levels as defined below:

•	Level 1: defined as observable inputs such as quoted prices in active markets.
•	Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.
•	Level 3: defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

The Corporation has determined that the carrying values of its short-term financial assets and liabilities approximate their fair value given the short-term nature of these instruments. The fair value of the liability component of the convertible debenture is determined by discounting future cash flows using a rate that the Corporation could obtain for loans with similar terms, conditions and maturity dates. The fair value of this liability at December 31, 2018 approximates the carrying amount and was measured using level 3 inputs.

Derivative Warrant Liabilities:

The Corporation measured its Derivative Warrant Liabilities at fair value on a recurring basis. These financial liabilities were measured using a level 3 inputs (note 7).

As at December 31, 2018 the effect of an increase or a decrease of 5% of the volatility used, which is the significant unobservable input in the fair value estimate, would result in a loss of $516 or a gain of $543, respectively.

Acasti pharma INC.

Notes to Interim Financial Statements

(Unaudited)

Three-month and nine-month periods ended December 31, 2018 and 2017

(thousands of Canadian dollars, except where noted and for share and per share amounts)

15.	Capital Management:

Since inception, the Corporation’s objective in managing capital is to ensure sufficient liquidity to finance its research and development activities, general and administrative expenses, expenses associated with intellectual property protection and its overall capital expenditures. The Corporation has primarily financed its liquidity needs from funding provided through public offerings, private placements, from the exercise of warrants that were distributed to its related party’s shareholders, from a rights offering and from the issuance of options to employees.

The following table summarizes the cash and cash equivalents of the Corporation:

	December 31, 2018	March 31, 2018
	$	$
Cash	3,371	1,583

Cash equivalents
Term deposits issued in CAD currency	1,210	-
Term deposits issued in US currency [US - $3,221]	4,393	-
Term deposits issued in US currency [US - $3,250]	-	4,193
Banker acceptances issued in CAD currency	3,434	-
Commercial papers issued in CAD currency	7,980	-
Commercial papers issued in US currency [US - $1,990]	2,714	-
Commercial papers issued in US currency [US - $1,099]	-	1,418
Promissory notes issued in CAD currency	883	-
Promissory notes issued in US currency [US - $1,989]	2,712	-
Promissory notes issued in US currency [US - $798]	-	1,029
Guaranteed deposit note	2,196	-
Total Cash equivalents	25,522	6,640

Total Cash and cash equivalents	28,893	8,223

As at December 31, 2018, the term deposits, banker acceptances, commercial paper, promissory notes and guaranteed deposit notes have maturity dates of ranging between January 7, 2019 and March 27, 2019, bearing interest rates ranging from 1.83% and 2.51% per annum, cashable at any time at the discretion of the Corporation, under certain conditions.

As at March 31, 2018, the term deposits, commercial paper and promissory note have maturity dates of ranging between April 2, 2018 and May 11, 2018, bearing interest rates ranging from 1.26% and 1.72% per annum, cashable at any time at the discretion of the Corporation, under certain conditions.

16.	Subsequent events:

On February 14, 2019, the Corporation entered into an “at-the-market” (“ATM”) sales agreement with B. Riley FBR, Inc., pursuant to which the Corporation’s common shares may be sold from time to time for aggregate gross proceeds of up to US $30 million, with sales only being made on the NASDAQ Stock Market. The common shares will be distributed at market prices prevailing at the time of the sale and, as a result, prices may vary between purchasers and during the period of distribution. The volume and timing of sales under the ATM program, if any, will be determined at the sole discretion of the Corporation’s board of Directors and management.